EXHIBIT 11

GRACO INC. AND SUBSIDIARIES
COMPUTATION OF NET EARNINGS PER COMMON SHARE

(Unaudited)

	Thirteen Weeks Ended		Thirty-nine Weeks Ended
	Sept 26, 2003	Sept 27, 2002	Sept 26, 2003	Sept 27, 2002
	(in thousands except per share amounts)

Net earnings applicable to common
shareholders for basic and
diluted earnings per share	$22,711	$20,494	$65,368	$57,556

Weighted average shares outstanding
for basic earnings per share	45,851	47,604	46,249	47,376

Dilutive effect of stock options computed
using the treasury stock method
and the average market price	827	682	744	804

Weighted average shares outstanding
for diluted earnings per share	46,678	48,286	46,993	48,180

Basic earnings per share	$ 0.50	$ 0.43	$ 1.41	$ 1.21

Diluted earnings per share	$ 0.49	$ 0.42	$ 1.39	$ 1.19